EXHIBIT 99.1

Ultrapetrol Announces Third Quarter 2008 Financial Results

Q3 2008 Revenues Increase 45 percent to a Record $91.3 Million

NASSAU, Bahamas, Nov. 12, 2008 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation Company serving marine transportation needs in four markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), today announced financial results for the third quarter ended September 30, 2008.

Third Quarter and Year to Date 2008 Highlights:

 --  Recorded revenues of $91.3 million in the third quarter of 2008,
     45% higher than third quarter 2007 revenues of $63.1 million;

 --  Recorded EBITDA of $30.6 million in the third quarter 2008, compared with third quarter 2007 EBITDA of $10.5 million;

 --  Recorded net income of $15.1 million, or earnings per share
     ("EPS") of $0.46, for the third quarter of 2008, compared to a net loss of $4.7 million, or EPS of ($0.14), in the third quarter of 2007;

 --  Recorded EBITDA, adjusted net income and adjusted EPS of $30.6 million, $11.1 million and $0.34 per share, respectively, for the third quarter 2008 as compared with adjusted EBITDA, adjusted net income and adjusted EPS of $21.7 million, $7.7 million and $0.23 per share, respectively, for the equivalent period of 2007. (For a detailed explanation of these adjustments, see "Overview of
     Financial Results"); (1)

 --  Signed and drew down two 12-year Senior Credit Loan facilities with IFC totaling $60.0 million with four years of grace on payment of principal to partially finance our River Business growth programs;

 --  In October 2008, repurchased 2.5 million shares at an average of
     $4.39 per share for a total of $11.1 million;

 --  Total cargo loaded in the first nine months of 2008 in the River
     Business increased by 11% over same period of 2007;

 --  In its Ocean Business, the Company operated four Capesize / OBO vessels for the entire quarter, producing for the second
     consecutive quarter record revenues and EBITDA which includes the effect of our FFA coverage of this fleet;

 --  Continued as planned with the construction of seven
     state-of-the-art PSV newbuildings which will be added to its five existing PSVs starting in 2009; option for two further PSVs in
     China not executed;

 --  Passenger vessel, Blue Monarch, completed its 2008 cruising schedule and is currently in lay-up and in the market for sale or charter

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer, said: "During the third quarter our three core segments generated strong results, as we further positioned the Company to take advantage of favorable long-term industry fundamentals. In our River Business, we continued to construct the most modern shipyard in South America to build barges and to install fuel efficient engines in our pushboats. Over the next three years we expect that our River Fleet will considerably expand and gain efficiency providing Ultrapetrol with a significant competitive advantage. We continued to build seven very modern Platform Supply Vessels and have committed the first vessel to be delivered in 2009 to a long term charter at a rate consistent with today's strong market. Our Ocean Fleet has continued to operate under the umbrella of the FFA coverage that we had previously announced. This coverage was extended during the third quarter with additional sales of FFAs which were secured prior to the fall in rates. Finally, I am pleased to announce that during the third quarter we completed the long term financing of our River Business growth program by drawing down the IFC's $60.0 million facilities repayable over 12 years with four years of grace. During the fourth quarter, we expect to finalize a further $15.0 million facility with similar terms to support the growth in our River Business."

Overview of Financial Results

Third quarter 2008 revenues of $91.3 million were 45% higher than third quarter 2007 revenues of $63.1 million.

Third quarter 2008 EBITDA was $30.6 million, as compared with $10.5 million for the third quarter 2007. (1)

Net income in the third quarter of 2008 was $15.1 million, or EPS of $0.46, as compared with a net loss of $4.7 million, or EPS of ($0.14) in the third quarter of 2007.

The Company's third quarter 2008 net income includes a deferred income tax positive effect of $3.9 million as reversion of charges due to unrealized foreign currency exchange rate gains on U.S. Dollar-denominated debt of one of our Brazilian subsidiaries in the Offshore Supply Business previously accounted. The adjusted net income in the third quarter 2008, excluding this effect is $11.1 million or EPS $0.34, as compared with $7.7 million or EPS $0.23 (also after adjusting net income for a $1.2 million deferred income tax charge in Brazil and a non-cash charge of $11.2 million on mark to market FFA) in the third quarter 2007.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "During a challenging credit environment, we believe that we will have no need to seek additional financing for any of our current Capex plans, nor do we expect to require refinancing of any of our existing credit facilities either due to upcoming maturity dates or issues with collateral maintenance provisions or other loan covenants. In fact at September 30th, we had strong liquidity with unrestricted cash balances in excess of $106 million."

Business Segment Highlights

River

The Company experienced a 14% increase in the volume of cargo loaded in the third quarter 2008 as compared with the same period of 2007. Third quarter 2008 River Business EBITDA was $4.8 million versus $4.6 million in 2007 (1). Costs during the third quarter have increased as a consequence of several factors, including crew costs, and the general revaluation of local currencies against the U.S. Dollar which affected negatively our operational cost. At the beginning of the fourth quarter we have experienced devaluations of the local currencies which, if sustained over time, may help correct partially an increase in cost for the year.

The latest 2008 USDA estimate for the Paraguayan soybean crop of 6.8 million tons suggests production growth of over 0.6 million tons, or 9.7%, as compared with 2007, and USDA further projects 2009 crop in Paraguay with a production of 7.2 million tons or an increase of 5.9% over 2008. Industry sources indicate iron ore production at the three mines located in Corumba, serviced by this river system grew substantially in 2008. However, the present global economic crisis as well as low water levels in the High Paraguay River may reduce the volumes transported in the fourth quarter of 2008.

The Company continues with the progress in the setting up of its new barge building yard, which is planned to be in production by second quarter of 2009. The Company's yard at Ramallo is currently using 70% of its capacity for refurbishing the existing fleet in order to have the maximum number of operational barges for the 2009 season. We expect that with only 30% of the capacity devoted to this task during the first quarter of 2009 the pace of the 130-barge enlargement program will slow down but we still expect to be able to complete the program by end 2010.

Offshore Supply

The Offshore Supply segment EBITDA in the third quarter of 2008 was $5.9 million compared to $5.8 million in the same period of 2007 (1).

A total of five vessels operated during third quarter 2008, two of them operated in the Brazilian market and three in the North Sea. Our UP Esmeralda operated in the spot market in the North Sea during the whole quarter and was recently employed under a medium term charter. Operational costs have increased, particularly in Brazil, where the revaluation of the local currency against the U.S. Dollar has continued during most of the third quarter. However, we have seen a reversal of this tendency by the end of the third quarter which, if sustained over time, may offset partially for the year the increase in cost experienced with these vessels.

Construction of the Company's sixth PSV in Brazil has progressed and the Company expects delivery by the end of the first quarter 2009.

Steel cutting for the first two vessels being built in India and the two vessels being built in China is progressing as expected with only a slight delay in the Indian vessels. The option to construct two further PSVs in China was not executed and further negotiations were not concluded. So for the time being these additional vessels will not be part of our future Capex.

The Company believes that the market in general continues to be strong and the new Brazilian oil field discoveries are encouraging as to future requirements of modern large vessels such as ours.

Ocean

The Company's Ocean segment generated EBITDA in the third quarter 2008 of $20.3 million, as compared with ($5.2) million for the same period in 2007 (1).

For the whole third quarter 2008, consistent with our previous announcements, our three OBO vessels operated under time charters tied to the C4TC Capesize Routes Index with the majority of their earnings for the period having been secured through FFAs, while our Capesize Princess Marisol operated also for almost the whole third quarter 2008 under a time charter tied to the C4TC Capesize Routes Index but with no FFAs to secure its earnings.

With these and our previously reported FFA transactions, the Company believes it has secured coverage for almost all of the available days of our Princess Marisol and our three OBO vessels in the fourth quarter and has coverage for a substantial portion of their available days in 2009. In addition the Company has secured part of the 2010 available days of this fleet.

On August 12th the Company entered into an OTC FFA contract to sell a total of 45 days (15 days per month from October through December 2008, both inclusive) for a fixed rate of $150,000 (one hundred and fifty thousand U.S. Dollars) per day.

On August 13th the Company entered into an OTC FFA contract to sell a total of 45 days (15 days per month from October through December 2008, both inclusive) for a fixed rate of $157,000 (one hundred and fifty seven thousand U.S. Dollars) per day.

On August 14th the Company entered into an OTC FFA contract to sell a total of 365 days (every calendar day from January to December 2010 both inclusive) for a fixed rate of $83,000 (eighty three thousand U.S. Dollars) per day.

On September 15th the Company entered into an OTC FFA contract to buy a total of 18 days in October 2008 for a fixed rate of $88,000 (eighty-eight thousand U.S. Dollars) per day.

On November 3rd the Company entered into an OTC FFA contract to buy a total of 30 days (15 days per month in November and December 2008) for a fixed rate of $9,000 (nine thousand U.S. Dollars) per day.

The fair market value of our FFAs as of 30th September and as of 10th November (as recorded in our Form 6-K filed with the U.S. S.E.C. today) was $73.4 million and $87.2 million respectively. We encourage you to read our Form 6-K for a detailed description of our FFA transactions and the counterparty risk associated with OTC transactions.

We re-chartered our MT Alejandrina and employed our new product tanker MT Austral under a long term contract.

Passenger

Our passenger vessel, Blue Monarch, is currently in lay-up after completing its 2008 season and is on the market for sale or charter.

Share Repurchase Program

During October 2008, the Company acquired 2,531,108 of its shares at an average cost of $4.39 per share for a total cost of $11.1 million. The Share Repurchase Program which expired on September 30th was extended by the Company's Board of Directors up to December 31, 2008, retaining the original cumulative dollar limit of $50.0 million. This program does not require the Company to purchase a specific number of shares and it may be suspended or reinstated at any time at the Company's discretion and without notice. The shares purchased under this program are held as treasury stock and are recorded by the Company as authorized but unissued shares.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("non-GAAP") measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable Generally Accepted Accounting Principles ("GAAP") measures, are useful for investors to use in evaluating the Company's capability of generating cash and/or liquidity in general. These non-GAAP measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation of GAAP results to non-GAAP results is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, November 13, 2008, at 10:00 a.m. Eastern Time, accessible via telephone and Internet with an accompanying slide presentation.

On the call, Felipe Menendez Ross, President and Chief Executive Officer, and Leonard Hoskinson, Chief Financial Officer, will discuss Ultrapetrol's results and the outlook for its four businesses. There also will be a question and answer session. The call is expected to last approximately one hour and the audio webcast and slide presentation will be available on the Investor Relations section of Ultrapetrol's Web site at www.ultrapetrol.net.

Investors and analysts may participate in the live conference call by dialing 800-857-9667 (toll-free U.S.) or + 312-470-7344 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 800-430-5973 (toll-free U.S.) or + 402-998-0105 (outside of the U.S.); passcode: 1113. The webcast and presentation will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation Company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, vegetable oils, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, oil-bulk-ore and capesize bulk vessels and a passenger ship. More information about the Company can be found on its Web Site at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; its ability to obtain additional financing; its financial condition and liquidity, including its ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; its expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; its dependence upon the abilities and efforts of its management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods the Company transports and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-G

                  CONDENSED CONSOLIDATED BALANCE SHEETS
      (Stated in thousands of U.S. Dollars, except par value and share amounts)

 (In $ 000's)                                 At Sept. 30,
                                                 2008       At Dec. 31,
                                              (unaudited)      2007
                                              ------------------------
 ASSETS

  CURRENT ASSETS

   Cash and cash equivalents                  $  106,721  $     64,262
   Restricted cash                                 2,075            --
   Accounts receivable, net of
    allowance for doubtful
    accounts of $288 and $248 in
    2008 and 2007, respectively                   31,529        15,680
   Receivables from related parties                2,917         2,804
   Operating supplies                              6,530         4,961
   Prepaid expenses                                7,694         3,198
   Other receivables                              59,413        14,336
                                              ------------------------
     Total current assets                        216,879       105,241
                                              ------------------------
  NONCURRENT ASSETS

   Other receivables                              36,563         7,793
   Receivables from related parties                2,280         2,280
   Restricted cash                                 2,846        20,168
   Vessels and equipment, net                    532,908       462,292
   Dry dock                                        4,032         4,428
   Investment in affiliates                        2,007         2,257
   Intangible assets                               2,372         2,961
   Goodwill                                        5,015         5,015
   Other assets                                    7,599         6,877
   Deferred income tax assets                      2,693         2,848
                                              ------------------------
     Total noncurrent assets                     598,315       516,919
                                              ------------------------
     Total assets                             $  815,194    $  622,160
                                              ========================

 LIABILITIES, MINORITY INTEREST AND
  SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES

    Accounts payable                          $   19,079    $   16,813
    Payable to related parties                        19           718
    Accrued interest                               6,400         2,579
    Current portion of long-term
     financial debt                               29,358        17,795
    Other payables                                 2,562         2,568
                                              ------------------------
      Total current liabilities                   57,418        40,473
                                              ------------------------
  NONCURRENT LIABILITIES

    Long-term financial debt                     366,521       314,140
    Deferred income tax liability                  9,570        10,663
                                              ------------------------
      Total noncurrent liabilities               376,091       324,803
                                              ------------------------
      Total liabilities                          433,509       365,276
                                              ------------------------

  MINORITY INTEREST                                4,605         3,742
                                              ------------------------

  SHAREHOLDERS' EQUITY
    Common stock, $.01 par value:
     100,000,000 authorized shares;
     32,771,859 and 33,443,030
     shares issued and outstanding
     in 2008 and 2007                                327           334
    Additional paid-in capital                   267,981       266,647
    Treasury stock 671,171 shares                 (6,459)           --
    Accumulated earnings                          53,790         9,672
    Accumulated other comprehensive
     income (loss)                                61,441       (23,511)
                                              ------------------------
    Total shareholders' equity                   377,080       253,142
                                              ------------------------
    Total liabilities, minority
     interest and shareholders'
     equity                                   $  815,194    $  622,160
                                              ========================

                CONDENSED CONSOLIDATED STATEMENT OF INCOME
                              (UNAUDITED)
 (Stated in thousands of U.S. Dollars except share and per share data)

 (In $ 000's)          Third Quarter Ended   Nine Months Ended
                          September 30,         September 30,
                                                               Percent
                         2008       2007     2008      2007     Change
 ---------------------------------------------------------------------
 Revenues
  Attributable to
   River Business          $38,664  $24,640  $100,675   $69,665     45%
  Attributable to
   Offshore Supply
   Business                 13,019   11,359    33,180    30,153     10%
  Attributable to
   Ocean Business           32,965   13,407    98,288    39,237    150%
  Attributable to
   Passenger Business        6,656   13,684     9,540    24,887    -62%
 ---------------------------------------------------------------------
 Total revenues             91,304   63,090   241,683   163,942     47%
 ---------------------------------------------------------------------

 Voyage expenses
  Attributable to
   River Business          (21,378) (11,496)  (52,861)  (29,767)    78%
  Attributable to
   Offshore Supply
   Business                   (534)    (444)   (1,447)   (1,066)    36%
  Attributable to
   Ocean Business           (1,539)     (16)   (4,236)     (511)   729%
  Attributable to
   Passenger Business       (3,939)  (3,809)   (6,546)   (7,513)   -13%
 ---------------------------------------------------------------------
 Total voyage expenses     (27,390) (15,738)  (65,090)  (38,857)    68%
 ---------------------------------------------------------------------

 Running costs
  Attributable to
   River Business          (10,160)  (6,997)  (27,119)  (18,677)    45%
  Attributable to
   Offshore Supply
   Business                 (4,412)  (3,770)  (12,776)   (9,578)    33%
  Attributable to
   Ocean Business           (9,865)  (4,326)  (26,744)  (11,720)   128%
  Attributable to
   Passenger Business       (3,265)  (5,439)   (7,376)  (13,604)   -46%
 ---------------------------------------------------------------------
 Total running costs       (27,702) (20,532)  (74,015)  (53,579)    38%
 ---------------------------------------------------------------------

 Amortization of dry
  dock & intangible
  assets                    (1,036)  (1,939)   (3,402)   (6,039)   -44%
 Depreciation of
  vessels and
  equipment                 (9,388)  (7,034)  (26,981)  (19,391)    39%
 Administrative and
  commercial expenses       (6,386)  (4,585)  (17,684)  (14,425)    23%
 Other operating
  income                     1,342      513     3,765       578    551%

 ---------------------------------------------------------------------
 Operating profit           20,744   13,775    58,276    32,229     81%
 ---------------------------------------------------------------------

 Financial expense          (8,171)  (4,997)  (19,027)  (14,639)    30%
 Financial income              188    1,056       835     2,296    -64%
 Net income (loss) on
  FFAs                           0  (13,162)    5,862   (16,235)
 Investment in
  affiliates                  (201)     161      (250)      454
 Other, net                   (128)    (147)     (419)     (400)     5%
 ---------------------------------------------------------------------
 Total other income
  (expenses)                (8,312) (17,089)  (12,999)  (28,524)   -54%
 ---------------------------------------------------------------------

 ---------------------------------------------------------------------
 Income (loss) before
  income taxes and
  minority interest         12,432   (3,314)   45,277     3,705   1122%
 ---------------------------------------------------------------------

 Income taxes                3,071   (1,246)     (296)   (5,032)   -94%
 Minority interest            (438)    (180)     (863)     (503)    72%

 =====================================================================
 Net income (loss)         $15,065  ($4,740)  $44,118   ($1,830)
 =====================================================================

             CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
                              (UNAUDITED)
                 (Stated in thousands of U.S. Dollars)

 (In $ 000's)                         For the nine-month periods ended
                                               September 30,
                                      --------------------------------
                                            2008              2007
                                      --------------------------------

 CASH FLOWS FROM OPERATING
  ACTIVITIES

  Net income (loss)                    $   44,118          $    (1,830)

  Adjustments to reconcile
   net income (loss) to net
   cash provided by
   operating activities:
    Depreciation of vessels
     and equipment                         26,981               19,391
    Amortization of dry
     docking                                2,813                5,450
    Expenditure for dry
     docking                               (2,417)              (4,740)
    Net (income) loss on FFAs              (5,862)              16,235
    Cash settlements on FFAs,
     net                                  (12,562)                  --
    Amortization of
     intangible assets                        589                  589
    Share-based compensation                1,334                1,374
    Note issuance expenses
     amortization                           1,100                  750
    Minority interest in
     equity of subsidiaries                   863                  503
    Net loss (gain) from
     investment in affiliates                 250                 (454)
    Allowance for doubtful
     accounts                                  40                  142

  Changes in assets and
   liabilities net of effects
   from purchase of Otto
   Candies in 2007:
      Decrease (increase) in
        assets:
       Restricted cash                     (1,085)                  --
       Accounts receivable                (15,889)               1,219
       Receivable from
        related parties                      (113)                (457)
       Operating supplies                  (1,569)                 (95)
       Prepaid expenses                    (4,496)              (2,438)
       Other receivables                     (409)              (1,293)
       Other                                2,391                  466
      Increase (decrease) in
       liabilities:
       Accounts payable                     2,266                2,144
       Payable to related
        parties                              (699)                (420)
       Other                                2,613                6,136
                                      --------------------------------
      Net cash provided by
       operating activities                40,257               42,672
                                      --------------------------------

 CASH FLOWS FROM INVESTING
   ACTIVITIES
    Purchase of vessels and
     equipment ($21,712 and
     $16,277 in 2008 and
     2007 for vessels in
     construction)                        (99,899)             (89,879)
    Purchase of Otto Candies,
     net of cash acquired                      --              (13,772)
    Net decrease (increase)
     in funding cash
     collateral of FFAs                    51,851              (41,992)
    Cash settlements of FFAs               (5,408)                (935)
                                      --------------------------------
      Net cash (used in)
       investing activities               (53,456)            (146,578)
                                      --------------------------------

 CASH FLOWS FROM FINANCING
  ACTIVITIES
    Scheduled repayments of
     long-term financial debt             (12,954)              (5,104)
    Early repayments of
     long-term financial debt                  --              (25,300)
    Proceeds from long-term
     financial debt                        91,900               82,244
    Net decrease in short-term
     financial debt                       (15,000)                  --
    Proceeds from common
     shares public offering,
     net of issuance costs                     --               91,094
    Funds used in repurchase
     common shares                         (6,466)                  --
    Other, net                             (1,822)                (532)
                                      --------------------------------
      Net cash provided by
       financing activities                55,658              142,402
                                      --------------------------------
      Net increase in cash
       and cash equivalents                42,459               38,496

      Cash and cash
       equivalents at the
       beginning of year               $   64,262          $    20,648
                                      --------------------------------
      Cash and cash equivalents
       at the end of period            $  106,721          $    59,144
                                      --------------------------------

                         SUPPLEMENTAL INFORMATION

                    The Following table reconciles the
                  Company's EBITDA to its Net Income:

 (In $ 000's)                          Nine Months Ended September 30,
                                         2008                   2007
 ---------------------------------------------------------------------

 Net Income (loss)                     $44,118                ($1,830)
       Plus

 Financial expense                      19,027                 14,639
 Income taxes                              296                  5,032
 Depreciation and amortization          30,383                 25,430

 =====================================================================
 EBITDA (1)                            $93,824                $43,271

 =====================================================================

 (1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain
 (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for
 EBITDA to represent cash flows from operations, as defined by GAAP
 (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

  The following tables reconcile the Company's EBITDA to its segment operating profit (loss) for the nine months ended September 30, 2008 and 2007, on a consolidated and a per segment basis:

 (In $ 000's)              Nine Months Ended September 30, 2008
                    River   Offshore     Ocean    Passenger    TOTAL
                             Supply
 ---------------------------------------------------------------------

 Segment operating
  profit (loss)   $ 5,073    $12,401    $48,007    ($7,205)   $58,276
 Depreciation and
  amortization      9,544      3,628     14,584      2,627     30,383
 Investment in
  affiliates /
  Minority interest  (118)      (864)      (131)        --     (1,113)
 Other, net          (451)        26          6         --       (419)

 Net income (loss)
  on FFAs              --         --      5,862         --      5,862

 ---------------------------------------------------------------------
 Segment EBITDA   $14,048    $15,191    $68,328    ($4,578)   $92,989
 ---------------------------------------------------------------------

 Items not included
  in segment EBITDA
 Financial income                                                 835

 =====================================================================
 Consolidated
  EBITDA                                                      $93,824

 =====================================================================

 Adjustments:

 Non-cash gains
  (losses) on FFAs                      (11,719)              (11,719)

 =====================================================================
 Adjusted
  Consolidated
  EBITDA                                                      $82,105
 =====================================================================

 (In $ 000's)              Nine Months Ended September 30, 2007
                    River   Offshore     Ocean    Passenger    TOTAL
                             Supply
 ---------------------------------------------------------------------

 Segment operating
  profit (loss)   $ 9,262    $13,076    $11,040    ($1,149)   $32,229
 Depreciation and
  amortization      7,134      3,175     10,968      4,153     25,430
 Investment in
  affiliates /
  Minority interest   (72)      (520)       543         --        (49)
 Other, net          (415)        17         26        (28)      (400)
 Net income (loss)
  on FFAs              --         --    (16,235)        --    (16,235)

 ---------------------------------------------------------------------
 Segment EBITDA   $15,909    $15,748    $ 6,342    $ 2,976    $40,975
 ---------------------------------------------------------------------

 Items not included
  in segment EBITDA
 Financial income                                               2,296

 =====================================================================
 Consolidated
  EBITDA                                                      $43,271
 =====================================================================

 Adjustments:

 Non-cash gains
  (losses) on FFAs                       14,315                14,315

 =====================================================================
 Adjusted
  Consolidated
  EBITDA                                                      $57,586
 =====================================================================

  The following tables reconcile the Company's EBITDA to its segment operating profit (loss) for the three months ended September 30, 2008 and 2007, on a consolidated and a per segment basis:

 (In $ 000's)            Third Quarter Ended September 30, 2008
                    River   Offshore     Ocean    Passenger    TOTAL
                             Supply
 ---------------------------------------------------------------------

 Segment operating
  profit           $1,708    $ 5,049    $15,456    ($1,469)   $20,744
 Depreciation and
  amortization      3,379      1,250      4,871        924     10,424
 Investment in
  affiliates /
  Minority interest  (196)      (439)        (4)        --       (639)
 Other, net          (124)        (4)        --         --       (128)
 Net loss on FFAs      --         --         --         --         --

 ---------------------------------------------------------------------
 Segment EBITDA   $ 4,767    $ 5,856    $20,323      ($545)   $30,401
 ---------------------------------------------------------------------

 Items not included
  in segment EBITDA
 Financial income                                                 188

 =====================================================================
 Consolidated
  EBITDA                                                      $30,589
 =====================================================================

 (In $ 000's)            Third Quarter Ended September 30, 2007
                    River   Offshore     Ocean    Passenger    TOTAL
                             Supply
 ---------------------------------------------------------------------

 Segment operating
  profit          $ 2,311    $ 4,818    $ 4,070    $ 2,576    $13,775
 Depreciation and
  amortization      2,524      1,181      3,678      1,590      8,973
 Investment in
  affiliates /
  Minority interest   (90)      (181)       252         --        (19)
 Other, net          (147)        --         --         --       (147)
 Net income on FFAs    --         --    (13,162)        --    (13,162)

 ---------------------------------------------------------------------
 Segment EBITDA   $ 4,598    $ 5,818    ($5,162)   $ 4,166    $ 9,420
 ---------------------------------------------------------------------

 Items not included
  in segment EBITDA
 Financial income                                               1,056

 =====================================================================
 Consolidated
  EBITDA                                                      $10,476
 =====================================================================

 Adjustments:

 Non-cash gains
  on FFAs                                11,242                11,242

 =====================================================================
 Adjusted
  Consolidated
  EBITDA                                                      $21,718
 =====================================================================

CONTACT:  The IGB Group
          Leon Berman, Principal
          212-477-8438
          Fax: 212-477-8636
          lberman@igbir.com
          www.igbir.com